                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(Mark One)
       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]    SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 2000

                                      OR

[_]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan:  WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             WHIRLPOOL CORPORATION
                             Administration Center
                                2000 North M-63
                         Benton Harbor,  MI 49022-2692

Reference is hereby made to the Financial Statements attached hereto which begin on page F-1.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                              WHIRLPOOL 401(k) PLAN



Date: June 21, 2001
                                              By:  /s/ John C. Anderson
                                              ----------------------------------
                                              Name:  John C. Anderson
                                              Title: Trustee and Chairman of the
                                                     Individual Trustees

                          ANNUAL REPORT ON FORM 11-K
                          --------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                       PLAN YEAR ENDED DECEMBER 31, 2000

                             WHIRLPOOL 401(k) PLAN

                             WHIRLPOOL CORPORATION

                            BENTON HARBOR, MICHIGAN

                             WHIRLPOOL 401(k) PLAN

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                    YEARS ENDED DECEMBER 31, 2000 AND 1999


The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:

                                                                           Page
                                                                           ----

       Report of Independent Auditors                                      F-3

       Statements of Assets Available for
            Benefits -- December 31, 2000 and 1999                         F-4

       Statements of Changes in Assets Available
            for Benefits -- Two-Years Ended
            December 31, 2000                                              F-5

       Notes to Financial Statements                                       F-6

       Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)    F-12

                        Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         Ernst & Young LLP
Chicago, Illinois
April 23, 2001

                                                                 EIN 38-1490038
                                                                      Plan #001

                             Whirlpool 401(k) Plan

                 Statements of Assets Available for Benefits


                                                          December 31
                                                    2000               1999
                                              ---------------------------------

Contributions receivable:
 Employer                                      $ 12,420,758        $ 12,134,944
 Participant                                      4,122,173           8,496,538
Interest receivable                                 565,764              88,161

Investments:
 At fair value:
  Mutual funds                                  474,888,429         556,680,473
  Common and collective funds                   108,702,166         131,634,416
  Common stock of Whirlpool Corporation         110,951,247          87,841,266
  Participant loans                              39,292,581          32,899,422
 At contract value:
  Guaranteed investment contracts                21,767,338          33,912,463
                                              ---------------------------------
Total investments                               755,601,761         842,968,040
                                              ---------------------------------
Assets available for benefits                  $772,710,456        $863,687,683
                                              =================================

See accompanying notes.

                                                                 EIN 38-1490038
                                                                      Plan #001

                             Whirlpool 401(k) Plan

            Statements of Changes in Assets Available for Benefits


                                                                      Year ended December 31
                                                                    2000                  1999
                                                            --------------------------------------
Additions
Dividends on Whirlpool Corporation common stock
                                                              $   2,024,489           $  1,917,802
Other dividend income                                            53,638,531             43,358,952
Interest income                                                   8,712,703              8,119,165
                                                            --------------------------------------
                                                                 64,375,723             53,395,919

Employer contributions                                           12,420,758             12,134,944
Participant contributions                                        57,146,563             56,571,780
                                                            --------------------------------------
                                                                 69,567,321             68,706,724
                                                            --------------------------------------
Total additions                                                 133,943,044            122,102,643

Deductions
Benefit payments                                                 61,966,851             53,300,965
Administrative expenses                                             111,350                 91,930
                                                            --------------------------------------

Total deductions                                                 62,078,201             53,392,895

Net realized and unrealized appreciation (depreciation) in
 fair value of investments:
  Whirlpool Corporation common stock                            (19,723,915)            27,926,287
  Mutual funds                                                 (139,296,747)           131,421,359
  Common and collective funds                                    (3,821,408)             7,148,124
                                                            --------------------------------------
                                                               (162,842,070)           166,495,770
                                                            --------------------------------------
Net increase (decrease)                                         (90,977,227)           235,205,518
Assets available for benefits at beginning of year              863,687,683            628,482,165
                                                            --------------------------------------
Assets available for benefits at end of year                  $ 772,710,456           $863,687,683
                                                            ======================================

See accompanying notes.

                                                                 EIN 38-1490038
                                                                      Plan #001

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements

                    Years ended December 31, 2000 and 1999

1.  Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan's provisions.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 20% (15% prior to July 1, 2000), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Contributions and Vesting

For each year, the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee that do not exceed 5% of the employee's eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $.25 per dollar that eligible employees contribute to the Plan. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees, with the exception of certain Whirlpool officers,

                             Whirlpool 401(k) Plan

1.  Description of Plan (continued)

became eligible for Employer matching contributions as of January 1, 2000. Participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability, or a reduction in work force.

Participants may direct employee contributions to one or a combination of several fund alternatives offered by the Plan. Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the
Plan).

Benefit Payments

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may elect a monthly installment option. Monthly installments are paid over a period of time not to exceed nine years and 11 months.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Any amounts forfeited with respect to this Plan shall be applied to reduce future Employer match contributions.

Plan investments are made in the manner specified in the Trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

                             Whirlpool 401(k) Plan

1.  Description of Plan (continued)

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2.  Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the Trust. The custodian invests all assets of the Trust except as follows: (i) the Individual Trustees direct the investment of the Whirlpool Stock Fund; and (ii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets daily.

Investment Valuation

The Plan's guaranteed investment contracts are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation

                             Whirlpool 401(k) Plan

2.  Significant Accounting Policies (continued)

units owned by the Plan in the common and collective funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

In general, Plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.  Investments

A summary of the guaranteed investment contracts held at December 31, 2000, is as follows:

                                                  Crediting    2000
                                                   Interest   Average      Fair
                                                    Rate       Yield       Value
                                                  -----------------------------------
Continental Assurance Company, #GP-24029            5.15%       5.04%    $ 2,019,583
GE Life & Annuity Assurance Co., #GS-2949           6.40        6.02       1,330,227
GE Life & Annuity Assurance Co., #GS-3056           5.81        5.65       3,620,755
Metropolitan Life Insurance Co., #GAC-24896         6.05        5.76       2,992,915
Peoples Security Life Insurance Co.,
  #BDA-00720-FR                                     5.07        4.85       2,012,823
New York Life Insurance Company, #GA-30679          5.16        4.96       2,207,474
New York Life Insurance Company, #GA-30745          5.40        5.26       3,579,133
Principal Life Insurance Company, #GA-4-30429       6.26        6.07       4,004,428
                                                                         -----------
                                                                         $21,767,338
                                                                         ===========

                             Whirlpool 401(k) Plan

3.  Investments (continued)

All guaranteed insurance contracts have crediting interest rates that are fixed over the lives of the contracts.

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                          December 31
                                                     2000            1999
                                                 ----------------------------
Putnam Asset Allocation Balanced Portfolio       $ 48,928,307    $ 50,486,000
Putnam New Opportunities Fund                      80,398,528      92,380,127
Putnam Voyager Fund                               224,085,335     302,795,477
Whirlpool Corporation common stock                110,951,247      87,841,266
Putnam Stable Value Fund                           74,339,242      86,855,114
Putnam S&P 500 Index Fund                          34,362,924      44,779,302

4.  Income Tax Status

The Internal Revenue Service ruled on March 27, 1995, that the Plan qualified under section 401(a) of the IRC and that the related trust is tax-exempt under section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. In addition, in order to maintain its qualified status, the Plan must be operated in accordance with the terms of the Plan document and the requirements of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             Supplemental Schedule

                                                                  EIN 38-1490038
                                                                       Plan #001
                             Whirlpool 401(k) Plan

                  Schedule H, Line 4(i) - Schedule of Assets
                             (Held at End of Year)

                               December 31, 2000


                                                                      Number of          Contract/
                                                                       Shares             Current
                     Description of Investment                        or Units             Value
-----------------------------------------------------------------------------------------------------------

Mutual funds:
 Putnam* Bond Index Fund                                               182,460   $       2,008,885
 Alger Mid-Cap Growth Retirement Portfolio*                            454,279           7,200,324
 Neuberger & Berman Genesis Trust*                                     143,929           3,850,106
 Federated Stock Fund*                                                  30,362           1,031,413
 Lazard International Equity Fund*                                      11,344             152,122
 Putnam* New Century Fund                                               63,283           1,122,636
 Alger Small-Cap Growth Retirement Portfolio*                           35,370             735,687
 TCW Galileo Small-Cap Growth Fund*                                     78,865           2,160,126
 TCW Galileo Select Equity I/Concentrated Core*                         37,565             766,330
 Alger Growth Retirement Portfolio*                                     59,367             857,851
 PIMCO High Yield Fund*                                                 56,902             552,520
 Putnam * Growth Opportunities Fund                                     54,643           1,204,873
 Putnam* International Voyager Fund                                    107,795           2,436,161
 Putnam* Vista Fund                                                    377,378           5,045,542
 Putnam* New Opportunities Fund                                      1,343,109          80,398,528
 EuroPacific Growth Fund*                                              909,818          28,522,809
 Heartland Value Fund*                                                 606,854          20,013,937
 Putnam* Voyager Fund                                                9,372,034         224,085,335
 Putnam* Income Fund                                                 1,247,965           7,986,975
 Vanguard Windsor II Fund*                                             591,777          16,096,322
 Putnam* Asset Allocation Growth Portfolio                             992,363          10,955,688
 Putnam* Asset Allocation Balanced Portfolio                         4,517,849          48,928,307
 Putnam* Asset Allocation Conservative Portfolio                       946,705           8,775,952
                                                                                 -----------------
                                                                                       474,888,429

                                                                  EIN 38-1490038
                                                                       Plan #001
                             Whirlpool 401(k) Plan

                  Schedule H, Line 4(i) - Schedule of Assets
                       (Held at End of Year) (continued)

                               December 31, 2000


                                                                              Number of         Contract/
                                                                               Shares           Current
                     Description of Investment                                or Units           Value
----------------------------------------------------------------------------------------------------------
Common and collective funds:
 Putnam* Stable Value Fund                                                   74,339,242       $ 74,339,242
 Putnam* S&P 500 Index Fund                                                   1,084,688         34,362,924
                                                                                              ------------

                                                                                               108,702,166

Whirlpool Corporation* common stock                                           2,326,632        110,951,247

Insurance contracts:
 Continental Assurance Company* guaranteed investment contract,
  #GP-24029, 5.15%                                                                               2,019,583

 GE Life & Annuity Assurance Co.* guaranteed investment contract,
  #GS-2949, 6.40%                                                                                1,330,227

 GE Life & Annuity Assurance Co.* guaranteed investment contract,
  #GS-3056, 5.81%                                                                                3,620,755

 Metropolitan Life Insurance Co.* guaranteed investment contract,
  #GAC-24896, 6.05%                                                                              2,992,915

 Peoples Security Life Insurance Co.* guaranteed investment
  contract, #BDA-00720-FR, 5.07%                                                                 2,012,823

 New York Life* guaranteed investment contract, #GA-30679, 5.16%
                                                                                                 2,207,474
 New York Life * guaranteed investment contract, #GA-30745, 5.40%
                                                                                                 3,579,133
 Principal Life Insurance Company* guaranteed investment contract,
  #GA-4-30429, 6.26%                                                                             4,004,428
                                                                                              ------------
                                                                                                21,767,338
Participant loans (9%)                                                                          39,292,581
                                                                                              ------------
Total investments                                                                             $755,601,761
                                                                                              ============

*Party in interest.

                                 Exhibit Index
                                 -------------

                                                                 Sequential
  Exhibit No.                      Document                      Page Number
  -----------                      --------                      -----------

      23                    Consent of Ernst & Young               18